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                                  SCHEDULE 13D                    Page 64 of
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                                 [NEWS RELEASE]

                  CONTACT:

                  George Adams                                Tom Waldrop

                  Phoenix                                     Intel Corporation
                                                              Technologies Ltd.

                  408-452-6855                                408-765-8478

                  PHOENIX TECHNOLOGIES AND INTEL CORPORATION FINALIZE TECHNOLOGY AND EQUITY AGREEMENTS

           INTEL TO COMPLETE $10.8 MILLION PURCHASE OF EQUITY POSITION

                  SANTA CLARA, CA (FEBRUARY 15, 1996) -- Phoenix Technologies Ltd.(NASDAQ: PTEC), today announced that Intel will purchase 894,971 newly issued, unregistered shares of Phoenix's common stock at $11.71 per share. This stock purchase represents 6% of Phoenix's post-transaction shares. Intel will also purchase a warrant for an additional 1,073,965 shares of Phoenix common stock. These transactions are expected to be completed later today.

                  Phoenix also announced today that Phoenix's and Intel's engineering groups have completed the mutually approved, detailed implementation plan for Intel to transition to Phoenix's system software during 1996.

                  In December, 1995, Phoenix announced that Intel and Phoenix signed a long-term technology licensing agreement, and that Intel would acquire approximately 6% of Phoenix Technologies' common stock, and that Intel would also purchase a warrant to buy additional stock in the company.
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                                  SCHEDULE 13D                    Page 65 of
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                  Phoenix is a worldwide leader supplying essential software to
PC manufacturers. The company's system-level software products, such as PhoenixBIOS(TM), NoteBIOS(TM), Phoenix PowerPanel(TM), Phoenix SmartBattery Manager(TM), PhoenixPICO(TM), PhoenixVIEW(TM), MultiKey(TM) and PhoenixCard Manager(TM), allow PC manufacturers to increase product differentiation, reduce product cycle time to market and reduce internal engineering costs. Capitalizing on its unique position and resources, Phoenix is developing an expanding family of software products, including Phoenix Telephony Suite(TM) and Phoenix MUSE(TM), that increase personal computer functionality and make PCs easier to use. Information on all Phoenix Technologies products is available on the Worldwide Web at: http://www.ptltd.com.

                                      # # #


                  The Phoenix logo is a registered trademark and PhoenixBIOS(TM), NoteBIOS(TM), Phoenix PowerPanel(TM), Phoenix SmartBattery Manager(TM), PhoenixPICO(TM), PhoenixVIEW(TM), MultiKey(TM), PhoenixCARD Manager(TM) ,System Essentials(TM), PhoenixMISER(TM), Phoenix MUSE(TM), and Phoenix Telephony Suite(TM), are trademarks of Phoenix Technologies Ltd. Other trademarks are the property of their respective owners.